[MERK LETTERHEAD]

December 27, 2013

Forum ETF Trust - Merk Hard Currency ETF
c/o Atlantic Fund Administration
Three Canal Plaza
Ground Floor
Portland, Maine  04101

Ladies and Gentlemen:

Please be advised that we have purchased from you shares of the Merk Hard Currency ETF in the aggregate amount of $100,000 as an investment with no present intention of redeeming or selling such shares.

Very truly yours,

Merk Investments LLC

By:  /s/ Alexander Merk
Alexander Merk
President & CIO